UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 16, 2016

Commission File Number: 001-36637

MOL GLOBAL, INC.

Lots 07-03 & 08-03, Levels 7 & 8

Berjaya Times Square, No. 1, Jalan Imbi 55100 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS

On August 15, 2016, the board of directors (the “Board”) of Mol Global, Inc. (the “Company”) announced that on July 22, 2016, Ramesh Pathmanathan tendered his resignation as Group Chief Financial Officer of the Company due to personal reasons and not as a result of any disagreement with the Company’s policies or practices. The resignation becomes effective immediately upon the announcement.

The Board appointed Mr. Christopher Wong Kok Fei as Group Chief Financial Officer of the Company, effective immediately. Christopher Wong Kok Fei has been the Group Head of Financial Planning & Analysis of the Company since January 2016. Prior to joining the Company, he has served various senior finance roles, including Finance Director in Fujitsu (Malaysia) Sdn Bhd from 2013 to 2015 and Chief Financial Officer of Pulse Group Plc for three years preceding 2013. Mr. Fei will be deemed the Company’s Principal Accounting Officer.

Christopher Wong Kok Fei has more than eighteen years of experience in the areas of finance, operations and reporting, corporate finance, commercial management and financial planning. He graduated with a degree in Finance & Accounting from Middlesex University in the United Kingdom (the “U.K.”) in 1995 and has been a member of the Association of Chartered Certified Accountants (the “ACCA”) in the U.K. since 1997.

REGULATION FD DISCLOSURE

FORWARD-LOOKING STATEMENTS

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to (i) securing capital for general working purposes, and (ii) other risks and in statements filed from time to time with the Securities and Exchange Commission (the “SEC”). All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to, and will not, update any forward-looking statements to reflect events or circumstances after the date hereof.

On August 15, 2016, the Company issued a press release (the “Release”) announcing its intention to voluntarily file a Form 15F with the SEC on August 25, 2016. A copy of the Release is attached hereto and incorporated herein by reference in its entirety as Exhibit 99.1.

The information contained in this Report of Foreign Private Issuer on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Report of Foreign Private Issuer on Form 6-K is not intended to, and does not, constitute a representation that such furnishing is required by Regulation FD or that the information contained in this Report of Foreign Private Issuer on Form 6-K constitutes material investor information that is not otherwise publicly available.

The Securities and Exchange Commission encourages registrants to disclose forward-looking information so that investors can better understand the future prospects of a registrant and make informed investment decisions. This Report of Foreign Private Issuer on Form 6-K and exhibits may contain these types of statements, which are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and which involve risks, uncertainties and reflect the Registrant’s judgment as of the date of this Report of Foreign Private Issuer on Form 6-K. Forward-looking statements may relate to, among other things, operating results and are indicated by words or phrases such as “expects,” “should,” “will,” and similar words or phrases. These statements are subject to inherent uncertainties and risks that could cause actual results to differ materially from those anticipated at the date of this Report of Foreign Private Issuer on Form 6-K. Investors are cautioned not to rely unduly on forward-looking statements when evaluating the information presented within.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOL Global, Inc.

By:	/s/ Christopher Wong Kok Fei
Name:	Christopher Wong Kok Fei
Title:	Group Chief Financial Officer

Date: August 16, 2016

Exhibit Index

Exhibit 99.1 – Press Release